UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, February 2025

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement.

On February 26, 2025, LZ Technology Holdings Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Benjamin Securities, Inc., as representative of the underwriters named on Schedule A thereto (the “Representative”), relating to the Company’s initial public offering (the “Offering”) of an aggregate of 1,800,000 Class B ordinary shares (the “Shares”), par value $0.000025 per share (the “Class B Ordinary Shares”), at a public offering price of $4.00 per share (the “Offering Price”). Pursuant to the Underwriting Agreement, in exchange for the Representative’s firm commitment to purchase the Shares, the Company agreed to sell the Shares to the Representative at a purchase price of $3.72 (93% of the Offering Price). The Company also granted the Representative a 45-day over-allotment option to purchase up to an additional 270,000 Ordinary Shares at the Offering Price, representing fifteen percent (15%) of the Shares sold by the Company in the Offering, less underwriting discounts and a non-accountable expense allowance.

The Shares commenced trading on the Nasdaq Capital Market under the symbol “LZMH” on February 27, 2025. The closing of the Offering took place on February 28, 2025. The aggregate gross proceeds from the Offering were $7,200,000, before deducting underwriting discounts and other related expenses.

The Shares were offered and sold pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-276234), as amended (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2023, and declared effective by the Commission on February 26, 2025, and the final prospectus filed with the Commission on February 27, 2025 pursuant to Rule 424(b)(4) of the Securities Act. The Company intends to use the net proceeds from the Offering for research and development, international expansions, strategic acquisitions, marketing efforts and working capital.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Company’s officers, directors, and all shareholders have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period starting on the date of the final prospectus until 180 days after the closing of the Offering, without the prior written consent of the underwriters.

The Underwriting Agreement is filed as Exhibits 1.1 to this report on Form 6-K (this “Report”), and the description of the material terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

Other Events

On February 26, 2025, the Company issued a press release announcing the pricing of the Offering. On February 28, 2025, the Company issued a press release announcing the closing of the Offering. Copies of these press releases are attached hereto as Exhibits 99.1 and 99.2, respectively.

The Company has adopted its Second Amended and Restated Memorandum and Articles of Association which became effective upon the effectiveness of the Registration Statement on February 26, 2025. A copy of the Second Amended and Restated Memorandum and Articles of Association of the Company is attached hereto as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of February 26, 2025, by and between the Company and Benjamin Securities, Inc. (as representative of the underwriters named therein)
3.1	Second Amended and Restated Memorandum and Articles of Association of the Company
99.1	Press Release dated February 26, 2025, announcing the pricing of the Company’s IPO.
99.2	Press Release dated February 28, 2025, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang

Runzhe Zhang
Chief Executive Officer

3